Exhibit 99.3

Vision Marine Technologies Consolidates Public Market Listing on Nasdaq

Strategic decision concentrates resources on Nasdaq and aligns the Company's public-market structure with its predominantly U.S.-based business.

MONTREAL, Aug. 25, 2026 /PRNewswire/ -- Vision Marine Technologies Inc. (NASDAQ: VMAR; TSXV: VMAR) ("Vision Marine" or the "Company") today announced that its Board of Directors has approved the voluntary delisting of the Company's common shares from the TSX Venture Exchange ("TSXV"), effective at the close of markets on August 26, 2026.

The decision reflects Vision Marine's transformation into a predominantly U.S.-focused operating company. Based on the Company's current operating profile, substantially all of the Company's sales and revenue are generated in the United States.

Given this operating profile and the Company's commitment to maintaining its Nasdaq listing, the Board determined that consolidating its public-market presence on Nasdaq is the most appropriate path forward. Maintaining a secondary Canadian exchange listing creates additional costs, regulatory requirements and administrative obligations that the Company believes are no longer justified by the strategic benefits of a dual listing.

The consolidation allows Vision Marine to concentrate its corporate and financial resources on its Nasdaq listing, U.S. regulatory obligations and U.S. operations, while eliminating duplicative exchange-related expenses.

"Vision Marine's business is overwhelmingly U.S.-focused, and Nasdaq is central to our capital-markets strategy," said Alexandre Mongeon, Chief Executive Officer. "Consolidating our listing allows us to focus our resources on our U.S. operations, Nasdaq requirements and long-term growth."

Following the TSXV delisting, Vision Marine's common shares will continue to trade on the Nasdaq Capital Market under the symbol "VMAR."

Canadian and other shareholders will continue to hold their existing common shares. No action is required by shareholders in connection with the voluntary delisting. Shareholders should consult their brokers regarding trading on Nasdaq and any account-specific requirements.

The voluntary delisting was approved by the Company's Board of Directors. In accordance with applicable TSXV policies, shareholder approval is not required as the Company's common shares trade on the Nasdaq Capital Market.

The Company will continue to be a reporting issuer under applicable securities laws in all provinces and territories of Canada.

About Vision Marine Technologies Inc.

Vision Marine is a marine technology and recreational boating company focused on delivering a better on-water experience across propulsion types. The Company develops proprietary high-voltage electric propulsion technology through its E-MotionTM platform and supports commercialization through its Nautical Ventures retail, marina, service and delivery platform across Florida. Vision Marine's integrated operating model combines technology, consumer access, service infrastructure and multi-brand boating operations.

Forward-Looking Statements

This press release may contain "forward-looking information" and "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements are statements other than statements of historical fact and may be identified by words such as "anticipate," "believe," "expect," "intend," "may," "plan," "potential," "should," "will," "would," and similar expressions.

Forward-looking statements in this press release include, without limitation, statements regarding the Company's voluntary delisting from the TSXV, its intention to maintain its Nasdaq listing and continue as a reporting issuer in Canada, its business and operations, its U.S. growth strategy, and its expectations regarding the allocation of resources following the delisting.

These forward-looking statements are based on the Company's current expectations, estimates, assumptions and beliefs and are subject to known and unknown risks, uncertainties and other factors, many of which are beyond the Company's control, that could cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties are described under "Risk Factors" and elsewhere in the Company's Annual Report on Form 20-F, as amended, for the year ended August 31, 2025, and in the Company's subsequent filings with the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the TSXV policies) accepts responsibility for the adequacy or accuracy of this release.